UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 41)*

THE WENDY’S COMPANY
(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

95058W100
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 95058W100 Page 2 of 22
1	NAME OF REPORTING PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 107,689,546
	9	SOLE DISPOSITIVE POWER (See Item 5) 15,865,897
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 107,689,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.41%*
14	TYPE OF REPORTING PERSON IN

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 3 of 22
1	NAME OF REPORTING PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 107,454,517
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,312,226
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 107,454,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.35%*
14	TYPE OF REPORTING PERSON IN

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 4 of 22
1	NAME OF REPORTING PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 359,232
	8	SHARED VOTING POWER (See Item 5) 83,000,245
	9	SOLE DISPOSITIVE POWER (See Item 5) 359,232
	10	SHARED DISPOSITIVE POWER (See Item 5) 83,000,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 83,359,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.22%*
14	TYPE OF REPORTING PERSON IN

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 5 of 22
1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 83,000,245
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 83,000,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 83,000,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.13%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 6 of 22
1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 83,000,245
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 83,000,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 83,000,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.13%*
14	TYPE OF REPORTING PERSON OO

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 7 of 22
1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 25,321
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 8 of 22
1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 25,321
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON OO

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 9 of 22
1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 19,754,841
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 19,754,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 19,754,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 10 of 22
1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 54,923,668
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 54,923,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 54,923,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.98%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 11 of 22
1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,919,315
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,919,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,919,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100 Page 12 of 22
1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 6,377,100
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 6,377,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 6,377,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.62%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014.

CUSIP NO. 95058W100

AMENDMENT NO. 41 TO SCHEDULE 13D

This Amendment No. 41 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008 (“Amendment 28”), as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, as amended by Amendment 37 dated June 10, 2010, as amended by Amendment 38 dated February 2, 2011, as amended by Amendment 39 dated December 1, 2011 and as amended by Amendment No. 40 dated February 6, 2012 (“Amendment No. 40”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the (i) the Common Stock, par value $.10 per share (the “Common Stock”), of The Wendy’s Company (the “Company,” formerly known as Wendy’s/Arby’s Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation (“Triarc”) and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the “Class A Common Stock”), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14 through 28, all references in the Statement to “Common Stock” shall, for periods prior to September 29, 2008, the date of the closing of the acquisition of Wendy’s (see Item 4), be deemed to refer to the Class A Common Stock of Triarc.

Item 2.  Identity and Background

Item 2 is amended by deleting the second paragraph thereof and replacing it with the following:

The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Master Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1205.  The Filing Persons have entered into a Joint Filing Agreement dated February 6, 2012, a copy of which is attached as Exhibit 40 to the Statement.

CUSIP NO. 95058W100

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment No. 40, each of Messrs. Peltz and May, in their capacities as directors of the Company, received from the Company an aggregate of (i) 1,255 shares of Common Stock in lieu of Board of Directors meeting fees that would otherwise be payable in cash, (ii) 24,431 shares of Common Stock in lieu of in lieu of Board of Directors retainer fees that would otherwise be payable in cash and (iii) 29,295 restricted shares of Common Stock upon re-election to the Board of Directors of the Company, in each case pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Since the filing of Amendment No. 40, Mr. Garden, in his capacity as a director of the Company, received from the Company an aggregate of (i) 24,431 shares of Common Stock in lieu of in lieu of Board of Directors retainer fees that would otherwise be payable in cash and (ii) 29,295 restricted shares of Common Stock upon re-election to the Board of the Company, in each case pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Since the filing of Amendment No. 40, Strategic Fund purchased an aggregate of 2,502,100 shares of Common Stock.  The aggregate purchase price of such shares of Common Stock was $12,598,376.  The source of the funding for the purchase of these shares of Common Stock was the general working capital of Strategic Fund.

Item 4.  Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

On January 14, 2014, the Company commenced a modified “Dutch auction” tender offer to repurchase shares of Common Stock for an aggregate purchase price of up to $275.0 million (the “Offer”).  Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and Trian GP (collectively, the “Trian Shareholders” and, together with Trian Management, the “Trian Parties”) have advised the Company that because of anticipated potential federal income tax consequences with respect to the tender of shares of Common Stock beneficially and directly owned by the Trian Shareholders, the Trian Shareholders do not intend to tender any of the shares of Common Stock beneficially and directly owned by the Trian Shareholders, but that for portfolio management purposes the Trian Shareholders currently intend to sell in open market or privately negotiated transactions during the pendency of the Offer up to and not more than an aggregate of approximately 16,200,000 shares, which is approximately 15% of the aggregate 108,324,927 shares of Common Stock beneficially and directly owned by the Filing Persons.  The actual number of shares of Common Stock to be sold by the Trian Shareholders, if any, will be determined by the Trian Parties in their sole discretion based upon, among things, then prevailing market conditions.  Messrs. Peltz, May and Garden have advised the Company that they have no current intention to sell, in the Offer or otherwise, any of the 25,324,682 shares that they beneficially and directly own that are not beneficially and directly owned by the Trian Shareholders.

The Filing Persons also intend to review alternatives with respect to their investment in the Company on a continuing basis.  Subject to the provisions of the 2011 Agreement (including the limitation on the number of shares of Common Stock that the Filing Persons and their Affiliates and Associates may beneficially own), depending on various factors, including, without limitation, the Company's financial position, results of operations and strategic direction, price levels of the Common Stock, conditions in the securities and credit markets, general economic and industry conditions, the Filing Persons’ overall investment strategies and other

CUSIP NO. 95058W100

investment opportunities available to the Filing Persons and capital availability and applicable regulatory and legal constraints, the Filing Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, communicating with the Company’s other stockholders, industry participants and other interested or relevant parties about the Company, purchasing additional securities of the Company, entering into financial instruments or other agreements which increase or decrease the Filing Persons’ economic exposure with respect to their investment in the Company and/or changing the form of ownership of securities of the Company by the Filing Persons, selling some or all of their holdings in the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) through (c) of Item 5 of the Statement is amended by deleting (i) the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 15,865,897 shares of Common Stock.  Included in such shares are 368,611 shares of Common Stock held by the NP 2009 GRAT, a trust of which Mr. Peltz is the sole trustee and 12,000 shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days of the date of this Statement.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 8,312,226 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. May within 60 days of the date of this Statement.  Mr. Garden directly owns and has the sole power to dispose of and vote 359,232 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. Garden within 60 days of the date of this Statement.

Claudia Peltz, Mr. Peltz’s wife, is the beneficial owner of 70,650 shares of Common Stock.  These shares were previously beneficially owned by the Peltz L.P., the general partner of which was a limited liability company of which Mrs. Peltz was the sole member.  In addition, Mr. Peltz’s children are the beneficial owners of 128,804 shares of Common Stock.  Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by Mrs. Peltz and his children.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 311,724 shares of Common Stock.  Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 276,149 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 8,312,226 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. May within 60 days  of the date of this Statement), and Mr. May may also be deemed to share

CUSIP NO. 95058W100

voting power (but has no dispositive power) with respect to 15,865,897 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by Mrs. Peltz, Mr. Peltz's children and the Peltz Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days  of the date of this Statement).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 19,754,841 shares of Common Stock, Trian Master Fund directly owns 54,923,668 shares of Common Stock, Parallel Fund I directly owns 1,919,315 shares of Common Stock, Trian GP directly owns 25,321 shares of Common Stock and Strategic Fund directly owns 6,377,100 shares of Common Stock.  Mr. Peltz, Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and Trian GP.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 107,689,546 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, Mrs. Peltz, Mr. Peltz’s children, the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Strategic Fund, but excluding shares beneficially owned by the May Family Foundation), representing approximately 27.41% of the outstanding shares of Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 107,454,517 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Strategic Fund, but excluding shares beneficially owned by Ms. Peltz, Mr. Peltz’s children and the Peltz Family Foundation), representing approximately 27.35% of the outstanding shares of Common Stock.  Mr. Garden may be deemed to beneficially own an aggregate of 83,359,477 shares of Common Stock (including shares of Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and Trian GP), representing approximately 21.22% of the outstanding shares of Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment No. 40 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on January 13, 2014, the Filing Persons beneficially owned, in the aggregate, 108,324,927 shares of Common Stock, representing approximately 27.57% of the outstanding Common Stock (based upon 392,876,983 shares of Common Stock outstanding as of January 10, 2014, as reported in the Company’s Tender Offer Statement on Schedule TO, filed on January 14, 2014).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP and Strategic Fund beneficially and directly owns and has sole voting power and sole dispositive power with regard to 19,754,841, 54,923,668, 1,919,315, 25,321 and 6,377,100 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I and Strategic Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock

CUSIP NO. 95058W100

that Trian Onshore, Trian Master Fund, Parallel Fund I and Strategic Fund directly and beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP LLC directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3)  Part (c) of Item 5 of the Statement is amended and supplemented by the following:

Each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 1,974 shares of Common Stock on December 30, 2013, from the Company in lieu of Board of Directors retainer fees pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

CUSIP NO. 95058W100

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2014

TRIAN PARTNERS GP, L.P.

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

CUSIP NO. 95058W100

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN FUND MANAGEMENT GP, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS STRATEGIC
INVESTMENT FUND, L.P.

By:  Trian Partners Strategic Investment
              Fund GP, L.P., its general partner
By:  Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

/s/NELSON PELTZ
Nelson Peltz

/s/PETER W. MAY
Peter W. May

/s/EDWARD P. GARDEN
Edward P. Garden

CUSIP NO. 95058W100

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7
Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).
Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6

CUSIP NO. 95058W100
EXHIBIT	DESCRIPTION	PAGE NO.
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19

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EXHIBIT	DESCRIPTION	PAGE NO.
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37
Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 35.
38
Agreement dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed as Exhibit (d)(6) to the Combined Schedule TO and Amendment 30 to Schedule 13D.
39
Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 39.
40	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 40.